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QUIDEL CORPORATION SIGNS AGREEMENT TO ACQUIRE METRA BIOSYSTEMS, INC. IN ALL CASH
                                   TRANSACTION

     SAN DIEGO, June 7 -- QUIDEL Corporation today announced that it has signed a definitive agreement to acquire Metra Biosystems, Inc. for $22.9 million, or $1.78 per share based upon 12,852,248 fully diluted shares outstanding, in an all-cash tender offer. The tender offer will commence on June 9, 1999 and will have an initial duration of twenty business days. After charges related to the transaction and the consolidation of Metra's business into QUIDEL, Metra's results of operations are expected to add to QUIDEL's current fiscal year earnings.

     The cash consideration of $1.78 per share, to be paid to Metra shareholders represents a premium of approximately 68% to Metra's closing common stock price one week prior to announcement and a premium of approximately 78% to the six-month trailing average of $1.00. For the twelve months ended March 31, 1999, Metra had total revenues of $6.3 million for fourteen products marketed under Metra's label in the areas of bone and joint related diseases and over sixty products distributed on behalf of its partners. Completion of the acquisition is subject to 90% of the shares being tendered, execution of retention agreements by key employees, minimum cash balance at closing and other customary closing conditions.

     It is anticipated that the total consolidation and transaction costs to QUIDEL will be approximately $8 million, net of Metra's estimated cash of approximately $19 million at the close of the tender offer. The tender offer will be financed from QUIDEL's cash reserves and proceeds from a short-term bank loan.

     "We are pleased to be acquiring Metra Biosystems, a world leader in the diagnosis, detection and management of osteoporosis and other bone diseases," said Andre de Bruin, vice chairman, president and chief executive officer of QUIDEL Corporation. "We are particularly pleased that we could acquire an attractive product and technology portfolio with revenues of more than $6 million without dilution to QUIDEL's stockholders. We believe Metra's shareholders will favorably view our all cash offer."

     Mr. de Bruin and George Dunbar, Metra's president and chief executive officer, issued a joint statement to the employees of both companies saying:
"The acquisition of Metra by QUIDEL will assure the ongoing success of Metra products as the market for osteoporosis continues to develop."

     Mr. de Bruin added, "We believe we can strengthen the financial performance of Metra and realize attractive returns on this investment relatively quickly for several reasons. First, by reducing overhead costs and consolidating operations, we can create a profit from the excellent products Metra has created. Second, product demand is increasing in the osteoporosis market as the population ages. As major pharmaceutical companies introduce new drugs for these diseases, the ability to accurately diagnose the disease at earlier stages will be recognized as important for proper treatment. Third, Medicare reimbursement has recently been established for certain osteoporosis diagnostics, including Metra's new ultrasonometer for evaluating bone quality. Reimbursement for a new class of biochemical markers is also expected. In addition, reimbursement for Metra's Pyrilinks(R)-D has already increased from 5 states in 1997 to 43 states in 1998. Fourth, QUIDEL will be able to capitalize on Metra's international infrastructure and begin to strengthen the marketing of existing QUIDEL products abroad. In turn, sales of Metra's products will benefit from utilizing QUIDEL's established marketing and distribution channels in the U.S."

     Osteoporosis is a bone disease characterized by a decrease in bone mass that leads to increased susceptibility to fractures. According to the National Osteoporosis Foundation, osteoporosis afflicts over 28 million people in the U.S. and over 200 million people worldwide. In the U.S., the annual cost to the Medicare system to treat fractures among older adults is approximately $14 billion. Detecting the state of bone condition and rate of bone loss helps to determine if a person is at higher risk of developing osteoporosis, as well as to assess the risk of bone fracture and to monitor osteoporosis drug therapy.

     Metra Biosystems has distribution agreements and strategic collaborations with major diagnostic and pharmaceutical companies including Abbott Laboratories, Beckman-Coulter, Inc.,


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Bayer Corporation, Diagnostic Products Corporation, Sumitomo Pharmaceuticals and
others which complement QUIDEL's corporate partnering strategy.

     Metra Biosystems, Inc. develops and commercializes diagnostic products for research and clinical use that provide physicians with comprehensive clinical information regarding the metabolism of bone and other connective tissues. With fourteen immunodiagnostic products, including Pyrilinks(R)-D -- the Dpd bone resorption test, and its new QUS-2(TM) calcaneal (heel) ultrasonometer, Metra believes it is the only U.S. company to offer both immunodiagnostic and scanning technologies for the assessment and management of bone health.

     QUIDEL Corporation discovers, develops, manufactures and markets rapid immunodiagnostic products for point-of-care detection of human medical conditions and illnesses. These products provide simple, accurate and cost-effective diagnoses for acute and chronic conditions in the areas of women's health and infectious diseases. QUIDEL's products are sold to professionals in the physician's office and clinical laboratories, and to consumers through organizations that provide private label, store brand products.

     This press release contains forward-looking statements regarding QUIDEL and Metra Biosystems, Inc. and their future activities within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. QUIDEL and Metra believe that their expectations are based on reasonable assumptions, but can give no assurance that their goals will be achieved. Actual results could differ materially from those described or implied in this press release as a result of a number of factors, including, but not limited to, the uncertainties associated with completing the proposed acquisition, any adverse actions by the companies' distribution partners, competitive products, new product introductions by competitors, changes in regulations, other economic factors affecting the companies' markets, the degree of acceptance that new products achieve, and seasonality. Please see the discussion of these and other factors in the companies' annual reports, Forms 10-K and subsequent quarterly reports on Forms 10-Q. Pyrilinks(R)-D and QUS-2(TM) are registered trademarks of Metra Biosystems, Inc.

     CONTACT: Charles J. Cashion, 619-552-7962, or Christa Cerciello, 619-646-8031, both of QUIDEL; or George Dunbar or Jennifer Lloyd, both of Metra Biosystems, 650-903-9100/